Exhibit (a)(1)(ii)
CARLYLE CREDIT SOLUTIONS, INC.
One Vanderbilt Avenue, Suite 3400
New York, New York 10017
Offer to Purchase Up to 1,865,960
Shares of Common Stock
Dated December 19, 2024
The Offer and Withdrawal Rights Will Expire at
11:59 p.m., Eastern Time, on January 17, 2025,
Unless the Offer is Extended
To the Stockholders of Carlyle Credit Solutions, Inc.:
Subject to the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with this Offer to Purchase constitutes the “Offer”), Carlyle Credit Solutions, Inc., a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”) and is organized as a Maryland corporation (the “Company”), is offering to purchase up to 1,865,960 of its outstanding shares of common stock, par value $0.01 per share (the “Shares”), pursuant to tenders by stockholders of the Company (“Stockholders”) at a price equal to the net asset value per Share as of December 31, 2024 or a later date determined by the Company if the Offer is extended (the “Valuation Date”). This Offer is currently scheduled to expire at 11:59 p.m., Eastern Time, on January 17, 2025 (the “Expiration Date”), but the Company may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Stockholders of the Company and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market.
Stockholders should realize that the value of the Shares tendered in this Offer will likely change between the most recently communicated net asset value and the Valuation Date (the relevant date for determining the value of the Shares tendered to the Company for purposes of calculating the purchase price of such Shares) and such change could be material. The net asset value per Share as of November 30, 2024 was $19.51. Stockholders should keep in mind that if they tender Shares in a tender offer with a Valuation Date that is within the 12-month period following the initial issue date of the Shares being tendered, such Shares will be subject to an “early repurchase fee” (described further below) of 2% of the aggregate net asset value of the Shares repurchased. For illustrative purposes, a Stockholder that acquires Shares on July 1 would not incur an early repurchase deduction for participating in a repurchase offer that has a valuation date of June 30 of the following year (or anytime thereafter).
Stockholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail, overnight delivery or fax it to the Company’s transfer agent, State Street Bank and Trust Company (the “Transfer Agent”), in the manner provided for in the Letter of Transmittal and set forth in Section 4 “Procedure for Tenders” below or request that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

IMPORTANT
The Company makes no recommendation to any Stockholder as to whether to tender or refrain from tendering Shares. Stockholders must make their own decisions whether to tender Shares and, if so, the portion of their Shares to tender.
Because each Stockholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Company as to whether Stockholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Company.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or the Commodity Futures Trading Commission nor has the Securities and Exchange Commission, the Commodity Futures Trading Commission, or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.
The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdictions. The Company is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to exclude Stockholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Company believes such exclusion is permissible under applicable laws and regulations, provided the Company makes a good faith effort to comply with any state law deemed applicable to the Offer.
Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Company by email at direct.lending@carlyle.com and to the Transfer Agent at:
State Street Bank and Trust Company
1 Heritage Drive, Mailstop OHD0100
North Quincy, MA 02171
Tel: (888) 207-9542 Fax: (617) 937-3051

i

SUMMARY TERM SHEET
This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.
•In connection with receiving Stockholder approval in January 2022 to convert the Company from a finite life, private business development company (“BDC”) with no interim liquidity to a private BDC with a perpetual life and a regular quarterly liquidity program by extending indefinitely the Company’s finite term and its finite investment period and accepting new subscriptions for Shares, the Company stated its intention to purchase Shares from Stockholders quarterly in order to offer them regular liquidity. Accordingly, the Company is offering to purchase up to 1,865,960 Shares at a price per Share equal to their net asset value per Share (that is, the value of the Company’s total assets minus its total liabilities, divided by outstanding Shares) determined as of December 31, 2024 or such later date as may be determined by the Company if the Offer is extended (the “Valuation Date”). The Shares subject to the Offer represent approximately 3.5% of the outstanding Shares as of September 30, 2024. The Offer, which begins on December 19, 2024, will remain open until 11:59 p.m., Eastern Time, on January 17, 2025 (the “Expiration Date”). The Company reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.
•All Shares issued after January 1, 2024 that are tendered and purchased in this Offer will be subject to a 2% “early repurchase fee.” See Section 6 “Purchases and Payment.”
•Stockholders may tender all or a portion of their Shares.
•If a Stockholder tenders Shares and the Company purchases those Shares, the Company will effect payment for those Shares in cash promptly after the determination of the net asset value per share is finalized.
•Other than the early repurchase fee described below (if applicable), the Company does not expect to impose any charges on repurchases of Shares in the Company.
•If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $20,000 based on the Valuation Date net asset value per Share. The Company reserves the right to purchase all of your Shares in the Company if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Company to have a value lower than the required minimum balance. The Offer is being made to all Stockholders and is not conditioned on any minimum amount of Shares being tendered.
•If you are a participant in the Company’s dividend reinvestment plan (“DRIP”), in the event that you elect to tender your Shares in full, and such full tender is accepted by the Company, your participation in the DRIP will be automatically terminated as of the applicable Expiration Date, and any distributions due but not yet paid as of such date will be paid in cash on the scheduled dividend payment date.
•If the Company accepts the tender of any of your Shares, your proceeds will be funded from one or more of the following sources: cash on hand (including cash received from investments in the Company), borrowings and/or proceeds from the sale of portfolio holdings.
•Additional repurchases will be made at such times and on such terms as may be determined by the Board of Directors of the Company (the “Board”). Carlyle Global Credit Investment Management, L.L.C., the Company’s investment adviser (the “Adviser”) and a wholly owned and consolidated subsidiary of The Carlyle Group Inc., expects that it will generally recommend to the Board that the Company offer to repurchase a portion of its outstanding Shares four times each year, but the Company is not required to make any such offer. If during any consecutive 24-month period, the Company does not engage in a quarterly tender offer in which the Company accepts for purchase 100% of properly tendered Shares (a “Qualifying Tender”), the Company will not make commitments for new portfolio investments (excluding short-term cash management investments under 30 days in duration) and will reserve available assets to satisfy future tender requests until a Qualifying Tender occurs, subject to the Company continuing to use available funds and liquidity for certain purposes.
•Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended. If you elect to tender your Shares, you have the right to change your mind and withdraw your tendered Shares at any time until the Expiration Date or, if such tendered Shares have not been accepted by the Company, at any time on or after February 18, 2025 (which is 40 business days after commencement of the Offer). If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it as instructed in the Letter of Transmittal either (i) to the Transfer Agent, Attention: Carlyle Credit Solutions, Inc., by (a) mail at 1 Heritage Drive, Mailstop OHD0100, North Quincy, MA 02171 (regular mail) (b) 1 Heritage Drive, Mailstop OHD0100, North Quincy, MA 02171 (overnight delivery), or (c) fax at (617) 937-3051; or (ii) or request that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. If you choose to fax the Letter of Transmittal, please mail the original promptly after you fax it. Your properly completed mailed or faxed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender, it is your responsibility to, and the Company strongly recommends that you do, confirm receipt of your Letter of Transmittal with the Transfer Agent by calling (888) 207-9542, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). All Stockholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.
•In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Transfer Agent, as specified in the Letter of Transmittal, of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal.
•The value of your Shares will likely change between the most recently communicated net asset value and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating the purchase price of your Shares).
•Please note that just as you have the right to withdraw your tender of Shares, the Company has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.
1.    Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Stockholders. Because there is no secondary trading market for Shares, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Stockholders in order to provide liquidity for Shares. The Board intends to consider the continued desirability of the Company making an offer to purchase Shares four times each year, but the Company is not required to make any such offer.
The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of Stockholders who do not tender Shares. Stockholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Company’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Company may result in Stockholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Company are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing investors from time to time, although there can be no assurances that such new or additional purchases will occur.
Shares that are tendered to the Company in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Shares owned by Stockholders remaining in the Company (assuming no further issuances of Shares).
All Shares purchased by the Company pursuant to the Offer will be retired and thereafter will be authorized and unissued Shares.
2.    Offer to Purchase and Price. The Company will purchase, upon the terms and subject to the conditions of the Offer, up to 1,865,960 of those outstanding Shares that are properly tendered by, and not withdrawn (in accordance with Section 5 “Withdrawal Rights” below) before, the Expiration Date.
The Company reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Share tendered will be its net asset value per Share as of the Valuation Date, payable as set forth in Section 6. The Company reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.
As of the close of business on September 30, 2024, there were approximately 53,313,147 Shares issued and outstanding. The net asset value per Share as of November 30, 2024 was $19.51. The value of the Shares tendered by Stockholders likely will change between the most recent time final net asset value per Share was calculated and communicated to you and the Valuation Date.

3.    Amount of Tender. Subject to the limitations set forth below, Stockholders may tender all or a portion of their Shares. If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $20,000 based on the Valuation Date net asset value per Share. The Company reserves the right to purchase all of your Shares in the Company if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Company to have a value lower than the required minimum balance. The Offer is being made to all Stockholders and is not conditioned on any minimum amount of Shares being tendered.
If less than 1,865,960 Shares are properly tendered pursuant to the Offer and not withdrawn, the Company will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Company elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 “Certain Conditions of the Offer” below. If more than 1,865,960 Shares are duly tendered to the Company before the expiration of the Offer and not withdrawn, pursuant to Section 5 “Withdrawal Rights” below, the Company will accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares with priority for repurchase requests in the case of the death or disability of a Stockholder; provided that Company reserves the right in its sole discretion to purchase additional outstanding Shares representing up to 2.0% of the Company’s outstanding Shares without amending or extending the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The unaccepted portion of any tender of Shares made by a Stockholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Company, but any Stockholder that wishes to have the Company repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Company.
4.    Procedure for Tenders.
Proper Tenders of Shares. You may tender your Shares in the Offer by delivering (by fax, mail or overnight delivery) a properly completed and duly executed Letter of Transmittal (or an originally signed photocopy of the Letter of Transmittal), together with any other required documents, in accordance with the instructions included in the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Transfer Agent, as specified in such Letter of Transmittal, prior to 11:59 p.m. Eastern Time, on the Expiration Date. All Stockholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.
    Method of Delivery. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Transfer Agent of a properly completed and duly executed Letter of Transmittal (or an originally signed photocopy of the Letter of Transmittal), and any other documents required by the Letter of Transmittal.
    If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. If you choose delivery by fax, please mail the original or an originally signed photocopy promptly after you fax it. The method of delivery of any documents is at the election and complete risk of the Stockholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission
    In all cases, sufficient time should be allowed to ensure timely delivery. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Company, in its sole discretion, and its determination shall be final and binding.
    If you decide to tender, it is your responsibility to, and the Company strongly recommends that you do, confirm receipt of your Letter of Transmittal with the Transfer Agent by calling (888) 207-9542, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).
    The Company reserves the absolute right to reject any or all tenders (i) determined by it not to be in appropriate form or (ii) for which the acceptance of, or payment for, would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Stockholder (including, without limitation, the conditions relating to the dates on which Shares must be tendered or withdrawn), and the Company’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Company, the Board, the Adviser, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

    IF YOU WANT TO TENDER ALL OR A PORTION OF YOUR SHARES, YOU MUST DELIVER THE LETTER OF TRANSMITTAL AND OTHER REQUIRED DOCUMENTS IN ACCORDANCE WITH THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL. ANY DOCUMENTS DELIVERED TO US OR ANY OTHER PERSON WILL NOT BE FORWARDED TO THE TRANSFER AGENT AND WILL NOT BE DEEMED TO BE PROPERLY TENDERED.
Return of Unpurchased Shares. If any tendered Shares are not purchased or are properly withdrawn prior to the Expiration Date, such Shares will be returned to the tendering Stockholder promptly after the expiration or termination of the Offer or the proper withdrawal of the Shares, without expense to the Stockholder.
5.    Withdrawal Rights. Any Stockholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time before the Expiration Date or, if the Company has not accepted such tendered Shares, on or after February 18, 2025 (which is 40 business days from the date of commencement of the Offer). A form to use to give notice of withdrawal (the “Notice of Withdrawal”) is enclosed with the Offer to Purchase. To be effective, any notice of withdrawal must be timely received by the Transfer Agent as specified in the instructions to the Notice of Withdrawal. If you tendered your Shares through your broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by following the procedures for tenders described above. Once the Company accepts your tendered Shares, upon expiration of the Offer, you will no longer be able to withdraw them.

6.    Purchases and Payment. For purposes of the Offer, the Company will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Stockholder of its election to purchase such Shares.
If your Shares are accepted for payment, you will be issued a promissory note (each, a “Note”) promptly following the expiration of the Offer. The Note will be non-interest bearing, non-transferable and non-negotiable.  With respect to the Shares tendered, the owner of a Note will no longer be a stockholder of the Company, and will not have the rights of a Stockholder, including, without limitation, voting rights. The Company will effect payment for each Note in cash promptly by check or wire transfer after the determination of the net asset value as of December 31, 2024. Each Note will be held for Stockholders by the Transfer Agent.
In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Transfer Agent, as specified in the instructions included in the Stockholder’s Letter of Transmittal, of (a) the Letter of Transmittal, properly completed and duly executed, and (b) any other documents required by the Letter of Transmittal. See Section 4 — “Procedure for Tenders.”
If any tendered Shares are not accepted for purchase for any reason pursuant to the terms and conditions of the Offer, such Shares will be returned or credited to the appropriate account, as applicable. Such unpurchased Shares will be returned or credited without expense to the tendering Stockholder promptly following expiration or termination of the Offer.
Other than the early repurchase fee described below (if applicable), the Company does not expect to impose any charges on repurchases of Shares in the Company.
The amount payable to any Stockholder that sells Shares in a repurchase offer that has a valuation date (i.e., December 31, 2024 in this Offer) within the 12 month period following the original issue date of such Shares (i.e., after January 1, 2024 in the case of this Offer) is entitled to be paid for such tendered Shares will be reduced by 2% of the aggregate net asset value of such Shares repurchased by the Company; this reduction is referred to herein as an “early repurchase fee.” Payment of the early repurchase fee will be made by reducing the repurchase proceeds. The early repurchase fee will be retained by the Company for the benefit of remaining Stockholders. Shares repurchased will be treated as having been repurchased on a “first in—first out” basis. Therefore, the portion of Shares repurchased will be deemed to have been taken from the earliest Shares purchased by such Stockholder.
A Stockholder who tenders some but not all of such Stockholder’s Shares for repurchase will be required to maintain a minimum account balance of $20,000 in the Company based on the Valuation Date net asset value per Share. Such minimum account balance requirement may be waived by the Company, in its sole discretion. The Company reserves the right to reduce the number of Shares to be repurchased from a Stockholder so that the required account balance is maintained.

The Company expects that the purchase price for Shares acquired pursuant to the Offer to Purchase will be derived from cash on hand (including cash received from investments in the Company), borrowings and/or proceeds from the sale of portfolio holdings. Payment for repurchased Shares may require the Company to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates.
7.    Certain Conditions of the Offer. The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Stockholders of such extension. If the Company elects to extend the tender period, the Valuation Date may occur after December 31, 2024 and in that case, for purposes of determining the purchase price for tendered Shares, the net asset value of such Shares will be determined not later than 45 days after the actual Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Company determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Stockholders.
Please note that just as you have the opportunity to withdraw Shares that you have tendered under certain circumstances, the Company has the right to cancel, amend or postpone the Offer at any time before accepting tendered Shares. The Company may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Company would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Company’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Board’s judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Company, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Company, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Company has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Company, (vi) material decrease in the estimated net asset value of the Company from the estimated net asset value of the Company as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Company or its Stockholders if Shares tendered pursuant to the Offer were purchased; or (c) the directors that are not “interested persons” (as defined in the 1940 Act) of the Company determine that it is not in the best interest of the Company to purchase Shares pursuant to the Offer. However, there can be no assurance that the Company will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.
8.    Certain Information About the Company. The Company is a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act and is organized as a Maryland corporation. The principal executive office of the Company is located at One Vanderbilt Avenue, Suite 3400, New York, New York 10017 and the telephone number is (212) 813-4900. Shares are not traded on any established trading market.
    Certain Agreements and Arrangements Involving the Company’s Securities.

Quarterly Tender Offers. In connection with receiving Stockholder approval in January 2022 to convert the Company from a finite life, private BDC with no interim liquidity to a private BDC with a perpetual life and a regular quarterly liquidity program by extending indefinitely the Company’s finite term and its finite investment period and accept new subscriptions for Shares, the Company stated its intention to purchase Shares from Stockholders quarterly in order to offer them regular liquidity. However, the Board has the discretion to determine whether or not the Company will purchase Shares from Stockholders, and the Company is not required to conduct tender offers on a quarterly basis or at all. If during any consecutive 24-month period, the Company does not engage in Qualifying Tender, the Company will not make commitments for new portfolio investments (excluding short-term cash management investments under 30 days in duration) and will reserve available assets to satisfy future tender requests until a Qualifying Tender occurs, subject to the Company continuing to use available funds and liquidity for certain purposes.
Certain Plans or Proposals. Except as previously disclosed by the Company, the Company does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company or the disposition of Shares; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (c) any material change in the present distribution policy or indebtedness or capitalization of the Company; (d) any change in the identity of the

Adviser or Directors of the Company, or in the management of the Company, including, but not limited to, any plans or proposals to change the number or the term of the Directors, or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Company (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Company); (f) any other material change in the Company’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; (g) any changes in the Articles of Amendment and Restatement or Bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) any class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (i) the suspension of the Company’s obligation to file reports pursuant to Section 15(d) of the Exchange Act.
Beneficial Ownership. Based on the number of Shares outstanding as of December 19, 2024, the following persons beneficially own (as defined under Rule 13d-3 of the Exchange Act) the number of Shares indicated in the below table:

Person	Shares	Percentage of the Company’s Outstanding Shares
Adviser	919,600	1.20%
Linda Pace	—	—%
Mark Jenkins	35,383	*
Nigel D.T. Andrews	—	—%
Leslie E. Bradford	—	—%
John G. Nestor	—	—%
William H. Wright II	—	—%
Justin Plouffe	26,423	*
Thomas M. Hennigan	18,468	*
Nelson Joseph	—	—%
* Less than 1%.
Based on information available to the Company, none of the persons or entities listed above intends to tender any of his or her Shares in the Offer.
Other Transactions. During the past sixty (60) days, the Company has issued an aggregate of approximately 437,524 Shares, including Shares issued pursuant to the Company's distribution reinvestment plan, for net proceeds of approximately $8.5 million. In connection with the completion of the Company's tender offer that commenced on September 30, 2024, the Company repurchased on November 13, 2024, 569,026 Shares at a purchase price of $19.76 per share, pursuant to the terms of such tender offer, as set forth in the Schedule TO-I filed by the Company with the SEC on September 30, 2024. There have been no other transactions in Shares effected during the past sixty (60) days by the Company, the Adviser, or any director or executive officer of the Company, or any person controlling the Company or the Adviser.

9.    Full Tender by DRIP Participants. If you are a participant in the DRIP, in the event you elect to tender your Shares in full and such full tender is accepted by the Fund, your participation in the DRIP will be automatically terminated as of the applicable Expiration Date and any distributions due but not yet paid as of such date will be paid in cash on the scheduled distribution payment date.
10.    Certain Federal Income Tax Consequences. The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Shares by the Company from Stockholders pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date hereof, including the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Company has not obtained, nor does the Company intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below.

For information regarding tax considerations applicable to ownership of Shares of the Company in general, see the Company’s Private Placement Memorandum, dated as of March 31, 2022, as amended or supplemented to date. Stockholders should also consult their own tax advisers regarding their particular situation and the potential tax consequences to them of a purchase of their Shares by the Company pursuant to the Offer, including potential state, local and foreign taxation, as well as any applicable transfer taxes.
Except where noted, this discussion deals only with Shares held as capital assets and does not deal with all tax consequences that may be relevant to Stockholders in light of their particular circumstances or to Stockholders subject to special tax rules (including, without limitation, partnerships or other pass-through entities (and investors therein), dealers or traders in securities, financial institutions, tax-exempt organizations, insurance companies, U.S. expatriates, persons holding Shares as a part of a hedging, conversion or constructive sale transaction or a straddle, nonresident alien individuals present in the United States for more than 182 days during the taxable year in which their Shares are repurchased pursuant to the Offer or U.S. Stockholders (as defined below) whose functional currency is not the U.S. dollar). In addition, this discussion does not address any considerations in respect of the alternative minimum tax, the Medicare contribution tax on net investment income, or any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith).
As used herein, the term “U.S. Stockholder” refers to a Stockholder who is (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source of such income, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The term “Non-U.S. Stockholder” refers to a Stockholder who is an individual, corporation, estate or trust and is not a U.S. Stockholder. Except for the discussion under “Non-U.S. Stockholders” and “Backup Withholding,” the following discussion is limited to U.S. Stockholders.
Sale or Exchange of Shares. Under Section 302(b) of the Code, a Stockholder whose Shares are repurchased pursuant to the Offer generally will be treated as having sold the Shares and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such Stockholder tenders, and the Company repurchases, all of such Stockholder’s Shares (i.e., reduces such Stockholder’s percentage ownership of the Company to 0%), (b) such Stockholder meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Company following the completion of the Offer, or (c) the tender otherwise results in a distribution that is “not essentially equivalent to a dividend,” which determination depends on a Stockholder’s particular facts and circumstances, including the initial size of and extent to which a Stockholder’s ownership percentage interest in the Company is reduced. For these purposes, a Stockholder’s ownership of the Company is determined after applying the ownership attribution rules under Section 318 of the Code. The gain or loss recognized by a Stockholder in such case generally will equal the difference between the price paid by the Company for the Shares pursuant to the Offer and the Stockholder’s adjusted tax basis in the Shares sold. A tendering Stockholder’s gain or loss will generally be capital gain or loss, and will generally be treated as long-term capital gain or loss if the Shares have been held for more than one year or as short-term capital gain or loss if the Shares have been held for one year or less. The maximum U.S. federal income tax rate applicable to short-term capital gains recognized by a non-corporate Stockholder is currently the same as the applicable ordinary income rate.
In the event that a tendering Stockholder’s ownership (or deemed ownership under Section 318 of the Code) of Shares of the Company is not reduced to the extent required under the tests described above, such Stockholder would be deemed to receive a distribution from the Company under Section 301 of the Code with respect to the Shares held by the Stockholder after the tender (a “Section 301 distribution”). Such distribution, which would equal the price paid by the Company to such Stockholder for the Shares sold, would be taxable as a dividend to the extent of the Company’s current or accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the Stockholder’s tax basis in the Shares, and thereafter as capital gain. If any amounts received by a Stockholder are treated as a dividend, the tax basis (after any adjustment for a return of capital) in the Shares sold pursuant to the Offer will generally be transferred to any remaining Shares held by the Stockholder. It is not expected that any amount treated as a dividend will be eligible for the dividends received deduction allowed to corporations or for the reduced U.S. federal income tax rates that are currently imposed on certain “qualified dividend income” received by non-corporate Stockholders.
Provided that no tendering Stockholder is treated as receiving a Section 301 distribution as a result of the Offer, Stockholders whose percentage ownership of the Company increases as a result of the Offer will not be treated as realizing constructive distributions by virtue of that increase. In the event that any tendering Stockholder is deemed to receive a Section 301 distribution as a result of the Offer, it is possible that Stockholders whose percentage ownership of the Company increases as a result of the Offer, including Stockholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount determined by the increase in their percentage ownership of the Company as a result of the Offer. Such constructive distribution will be treated as a dividend to the extent of the Company’s current or accumulated earnings and profits allocable to it.
Under the “wash sale” rules under the Code, provided the tender of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the Stockholder acquires other Shares of the Company (whether through automatic reinvestment of dividends or otherwise) or substantially identical stock or securities within 30 days before or after the date the tendered Shares are purchased pursuant to the Offer. In that event, the basis and holding period of the Shares (or substantially identical stock or securities) acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Stockholder on the sale of Shares held by the Stockholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Stockholder with respect to such Shares. A Stockholder’s ability to utilize capital losses may be limited under the Code.
Non-U.S. Stockholders. Generally, if a Non-U.S. Stockholder’s sale of Shares pursuant to the Offer is respected as a sale or exchange for U.S. federal income tax purposes pursuant to Section 302(b) of the Code (as discussed above), any gain realized by the Non-U.S. Stockholder will not be subject to U.S. federal income tax or to any U.S. tax withholding, provided that such gain is not effectively connected with a trade or business carried on in the United States by the Non-U.S. Stockholder. If, however, all or a portion of the proceeds received by a tendering Non-U.S. Stockholder is treated for U.S. federal income tax purposes as a distribution by the Company that is a dividend, or if a Non-U.S. Stockholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Stockholder’s increase in its percentage ownership of the Company resulting from other Stockholders’ sale of Shares pursuant to the Offer, and, absent a statutory exemption, the dividend received or deemed received by the Non-U.S. Stockholder will be subject to a U.S. withholding tax of 30% (or a lower treaty rate, if applicable). If any gain or dividend income realized in connection with the tender of Shares by a Non-U.S. Stockholder is effectively connected with a trade or business carried on in the United States by the Non-U.S. Stockholder, such gain or dividend will generally be taxed at the regular rates applicable to U.S. Stockholders. In addition, if the Non-U.S. Stockholder is a non-U.S. corporation, it may be subject to a branch profits tax of 30% (or a lower treaty rate) on its effectively connected income. In order to qualify for an exemption from withholding for effectively connected income or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a Non-U.S. Stockholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8ECI, W-8BEN or W-8BEN-E, as applicable, or any substitute form). Because an applicable withholding agent may not be able to determine if a particular Non-U.S. Stockholder qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code, such agent may withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Stockholder unless the agent determines that an exemption or a reduced rate of withholding is available as discussed above. However, a Non-U.S. Stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Stockholder establishes that it qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code or is otherwise able to establish that no tax or a reduced amount of tax is due. See the section of the Company’s Confidential Private Placement Memorandum, dated as of March 31, 2022, as amended or supplemented, entitled “Material U.S. Federal Income Tax Considerations—Taxation of Non-U.S. Stockholders” for further information concerning the taxation of Non-U.S. Stockholders, which the Company will provide to eligible Stockholders upon request. Non-U.S. Stockholders are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares.
Backup Withholding. Under U.S. federal income tax laws, the Transfer Agent will be required to withhold a portion of the amount of any payments made to certain stockholders pursuant to the Offer. In order to avoid such backup withholding, each tendering stockholder or payee that is a United States person (for U.S. federal income tax purposes) who has not previously submitted to the Transfer Agent a correct, completed and signed IRS Form W-9, should provide the Transfer Agent with such stockholder’s or payee’s correct taxpayer identification number (“TIN”) and certify that such stockholder or payee is not subject to such backup withholding by completing the attached Form W-9. A tendering stockholder who is a foreign individual or a foreign entity and who has not previously submitted to the Transfer Agent a correct, completed and signed version of the appropriate IRS tax form should complete, sign, and submit to the Transfer Agent the appropriate Form W-8 (generally Form W-8BEN for foreign individuals; or Form W-8BEN-E for foreign entities (corporations or partnerships)). Copies of such forms are attached to the Letter of Transmittal, and may also be obtained from the Transfer Agent or downloaded from the IRS’s website at the following address: http://www.irs.gov. Certain stockholders or payees (including, among others, corporations, non-resident foreign individuals and foreign entities) are not subject to these backup withholding and reporting requirements, but should certify their exemption by completing the applicable Form W-9 or W-8 if they have not previously submitted to the Transfer Agent a correct, completed and signed version of the appropriate IRS tax form. Failure to complete the applicable Form W-9 or W-8 will not, by itself, cause Shares to be deemed invalidly tendered, but may require the Transfer Agent to withhold a portion of the amount of any payments made of the purchase price pursuant to the Offer.
NOTE: FAILURE TO COMPLETE AND RETURN THE APPLICABLE FORM W-9 OR FORM W-8 MAY RESULT IN BACKUP WITHHOLDING OF A PORTION OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER IF THE TRANSFER AGENT DOES NOT HAVE A CORRECT, COMPLETED AND SIGNED VERSION OF THE APPROPRIATE IRS TAX FORM ON FILE.
Other Tax Consequences.
Payments for repurchased Shares may require the Company to liquidate all or a portion of its portfolio holdings. Such action could give rise to increased taxable distributions to Stockholders, including distributions of ordinary income or short-term capital gains taxable to individuals as ordinary income.
Under Treasury regulations directed at tax shelter activity, if a Stockholder recognizes a loss of $2 million or more for an individual Stockholder or $10 million or more for a corporate Stockholder, such Stockholder must file with the IRS a disclosure statement on Form 8886. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, Stockholders of a regulated investment company (“RIC”), such as the Company, are not excepted. Future guidance may extend the current exception from this reporting requirement to Stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their disposition of Shares pursuant to the Offer.
11.    Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Stockholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Company is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to exclude Stockholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Company believes such exclusion is permissible under applicable laws and regulations, provided the Company makes a good faith effort to comply with any state law deemed applicable to the Offer.
The Company has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Company at (212) 813-4900 or https://directlending.carlyle.com, by contacting the Transfer Agent at (888) 207-9542, or from the SEC’s website, http://www.sec.gov.
Financial Statements
The audited annual financial statements of the Company dated December 31, 2023 included in the Company’s Annual Report on Form 10-K filed with the SEC on EDGAR on March 12, 2024, are incorporated by reference. The Company will prepare and make available to Stockholders the audited annual financial statements of the Company within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.